SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2023

Commission File No. 1-31690

TC Energy Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736, 333-184074, 333-227114 and 333-237979), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781, 333-161929, 333-208585, 333-250988, 333-252123, 333-261533 and 333-267323).

EXHIBIT INDEX

99.1 A copy of the registrant’s material change report dated August 2, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

TC ENERGY CORPORATION

By: /s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and
Corporate Secretary